Exhibit 99.1

Baytex Energy Corp.

Treasury Offering of Subscription Receipts

Term Sheet	February 6, 2014

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Baytex Energy Corp. (the “Corporation”).

Issue:	33,420,000 subscription receipts (the “Subscription Receipts”), each representing the right to receive one common share of the Corporation (the “Common Shares”).

Amount:	$1,300,038,000.

Issue Price:	$38.90 per Subscription Receipt.

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part at any time from closing of the offering (“Closing”) and ending not later than the earlier of (i) the 30th day after Closing, and (ii) the Termination Time (as defined herein), to purchase up to an additional 5,013,000 Subscription Receipts at the Issue Price and on the same terms and conditions as set forth herein to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the Issue will be used to partially fund the purchase price for the acquisition of all of the issued and outstanding ordinary shares of Aurora Oil & Gas Ltd. (the “Acquisition”). The Acquisition is expected to close on or about May 24, 2014 (the “Acquisition Closing”).

Subscription Receipts:

Each Subscription Receipt represents the right of the holder to receive one Common Share together with the Dividend Equivalent Amount (as defined herein), if any, without payment of additional consideration or further action on the part of such holder, upon the Acquisition Closing.

Termination Time:

If the Acquisition Closing does not occur on or before 5:00 p.m. (Calgary time) on June 30, 2014 or the Acquisition is terminated at an earlier time or the Corporation has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (the time of occurrence of any such termination being the “Termination Time”) , holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of interest earned thereon between the Closing and the Termination Time.

Baytex Energy Corp.

Treasury Offering of Subscription Receipts

Term Sheet	February 6, 2014

Escrow Conditions:

The proceeds from the sale of Subscription Receipts (the “Escrowed Funds”) will be held by a trustee, as escrow agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) until the earlier of the satisfaction of the Escrow Condition (as described in the prospectus) and the Termination Time.

Dividend Equivalent Amount:

If the Acquisition Closing occurs prior to the Termination Time, and record dates for one or more dividends on the Common Shares of the Corporation have occurred during the period commencing on the Closing and ending on the date immediately preceding the date the Common Shares are issued pursuant to the Subscription Receipts, then each holder of a Subscription Receipt will be entitled to receive an amount per Subscription Receipt equal to the amount of such dividends declared per Common Share during such period of time (“Dividend Equivalent Amount”). Holders of the Subscription Receipts will not be entitled to receive any of the Dividend Equivalent Amount if the Acquisition Closing does not occur on or prior to the Termination Time.

Issue Type:

Bought underwritten public issue, eligible for sale in all Provinces of Canada pursuant to a short form prospectus, and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:

The Corporation will take the required steps to list the Subscription Receipts on the TSX and the Common Shares issuable pursuant to the Subscription Receipts, on the TSX and the NYSE. The common shares are listed on the TSX and NYSE under the symbol BTE.

Eligibility:	The Common Shares are eligible under the usual Canadian statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.

Co-Bookrunners:	Scotia Capital Inc. and RBC Capital Markets.

Commission:	4.00%. Of the Commission, 50% will be payable by the Company on Closing and the balance will be payable at the time of the Acquisition Closing.

Closing:	On or about February 24, 2014.

Baytex Energy Corp.

Treasury Offering of Subscription Receipts

Term Sheet	February 6, 2014

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System. A registration statement on Form F-10 relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the U.S., Attention: Equity Capital Markets (tel:212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006; or RBC Capital Markets in Canada, Attention: RBC Capital Markets, Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4, Fax: 416-313-6066, Email: distribution@rbccm.com; or In the U.S. Attention: RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260.

Scotia Capital Inc. owns or controls an equity interest in the TMX Group Limited (TMX) and has a nominee director serving on its board.  As such, Scotia Capital Inc. may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange (each, an Exchange).  No person or company is required to obtain products or services from TMX or its affiliates as a condition of Scotia Capital Inc. supplying or continuing to supply a product or service.  Scotia Capital Inc. does not require the Company or selling shareholder to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.